Exhibit 15.4

Consent of Independent Registered Public Accounting Firm

3 E Network Technology Group Limited,

We hereby consent to the incorporation by reference of our report, dated November 10, 2026, which appears in the Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) on November 10, 2026, in the Registration Statement on Form S-8 (No. 333-290919), relating to the audit of the consolidated balance sheets of 3 E Network Technology Group Limited (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2026, and the related notes (collectively referred to as the financial statements).

/s/ GGF CPA LTD

PCAOB ID No. 2729

Guangzhou, China

November 10, 2026